

HARMONY TURBINES, INC.

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2021

TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

April 4, 2022

Haroon Imtiaz, CPA
445 N Covina St,
Mountain House, CA 95391

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS

DESCRIPTION	PAGE





haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Harmony Turbines, Inc.:

I have reviewed the accompanying financial statements of Harmony Turbines, Inc., which comprise the Statement of Assets & Liabilities as of December 31, 2021, and the related Statement of Operations, Statement of Changes in Partners' Capital and Statements of Cash Flows for the twelve months then ended, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12 to the financial statements, Harmony Turbines, Inc. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 12. Our opinion is not modified with respect to this matter

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: April 4, 2022

Harmony Turbines, Inc.
Statement of Assets and Liabilities
As of December 31, 2021

	Dec. 31, 2021
ASSETS:	
Current Assets	
Cash and Cash Equivalents	$ 2,655
Inventory	11,738
Total Current Assets	**14,393**
Deposit Paid	885
Fixed Assets, net	342
Total Assets	**15,620**
LIABILITIES AND SHARE HOLDERS EQUITY	
Current Liabilities	
Tax Payable	629
Total Current Liabilities	**629**
Long-term Liabilities	-
Total Liabilities	**629**
Share Holders Equity	
Retained Earnings/(Loss)	(46,941)
Net Income/(Loss)	(128,594)
Net owner’s inflow/(outflow)	190,526
Total Share Holders Equity	**14,991**
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$ 15,620**

Harmony Turbines, Inc.
Statement of Operations
For the Twelve Months Ended December 31, 2021

REVENUE, Net	$	0
OPERATING EXPENSES:		
Payroll Expenses		(39,920)
Professional & contracted Services		(6,754)
Advertising		(9,082)
Legal Fee		(8,250)
Insurance		(5,558)
Computer & related expenses		(39)
Repairs and maintenance		(4,233)
Telephone		(1,664)
Postage		(2,361)
Office Supplies		(33,827)
Rent		(12,527)
Depreciation		(70)
Bank Charges		(97)
Other Business Expenses		(4,213)
Total operative expenses		**(128,594)**
OPERATING INCOME (LOSS)		**(128,594)**
Non-operative gain and losses		
Other Income		-
Unrealized (loss) gain on investments		-
Total Non-Operative Gain (Loss)		**-**
Net Income (Loss) before Taxes	$	**(128,594)**


Harmony Turbines, Inc.
Statement of Changes in Partners' Capital
For the Twelve Months Ended December 31, 2021


Partners' capital, Jan 1, 2021	$	51,194
Capital contributions		
Christopher Moore		-
Private Investments		3,500
WeFunder Investments		88,891
Capital distributions		-
Net income (Loss)		(128,594)
Partners' capital, Dec. 31, 2021	$	**14,991**


Harmony Turbines, Inc.
Statements of Cash Flows
For the Twelve Months Ended December 31, 2021


CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	(128,593)
Adjustments to reconcile Change in Net Assets to Net cash		
Provided By (Used For) operating activities:		
Depreciation		70
Increase in Inventory		(7,802)
Increase in Tax Liabilities		629
Total adjustments		(7,103)
Net cash provided (used) by operating activities		**(135,696)**

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Fixed Asset	(412)
Net cash provided (used) by financing activities	**(412)**

CASH FLOWS FROM FINANCING ACTIVITIES

Capital distributions	-
Capital contributions	92,391
Net cash provided (used) by financing activities	**92,391**

Net increase (decrease) in cash and equivalent	(43,717)

CASH AND CASH EQUIVALENTS: Jan. 1 2021	46,373

CASH AND CASH EQUIVALENTS: Dec. 31 2021	$	2,655

NOTE 1. <u>GENERAL</u>

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 10kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. The Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

Harmony Turbines, Inc. maintains current liabilities carrying month to month. Harmony Turbines, Inc. maintains no Long term liabilities on its assets.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Revenue Recognition</u>

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>Income Taxes</u>

The Harmony Turbines, Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 3. <u>CASH AND CASH EQUIVALENTS</u>

Cash & cash equivalents of Harmony Turbines, Inc. at twelve months ended consist of the following checking accounts:

	December 31, 2021
Cash	$ 2,655
Total	**$ 2,655**

Note 4. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at December 31, 2021 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 2,655	2,655	-	-

NOTE 5. <u>FIXED ASSETS</u>

Fixed Assets consists of the following at December 31, 2021:

		2021
Furniture and office equipment	$	99
Software and computer equipment		313
		412
Less: Accumulated Depreciation		(70)
Fixed Assets, net	$	**342**

Note 6. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

Harmony Turbines, Inc. is in conformity with the Pennsylvania Labor Laws and Regulations, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

NOTE 7. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the Harmony Turbines, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

NOTE 8. <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events through April 4, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

NOTE 9. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The Harmony Turbines, Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Harmony Turbines, Inc. has not experienced any losses in such accounts. The Harmony Turbines, Inc. believes they are not exposed to any significant credit risk related to these deposit accounts. Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021, the Harmony Turbines, Inc. had $0, of uninsured balances..

NOTE 10. <u>RELATED PARTY TRANSACTIONS</u>

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 11. <u>COVID 19</u>

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 12. <u>GOING CONCERN</u>

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities